Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

03037548

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, November 14th, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of September 30st, 2003, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

11/20

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL TERCER TRIMESTRE DEL AÑO 2003

(Lima, Perú, 14 de noviembre del 2003).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros consolidados del tercer trimestre del 2003. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 30-09-03 ascendieron a S/. 580.7 millones, en comparación con S/. 567.9 millones del mismo período del año anterior, un incremento de 2.3 %.

El resultado neto al 30-09-03 arrojó una utilidad neta de S/. 16.3 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 6.8 millones, un incremento de 138.9 %.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al tercer trimestre del 2003 y 2002. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se muestra en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

El 1° de abril del 2003, la compañía vendió su participación de 98.98 % en el capital social de Matreq Ferreyros S.A. (una empresa constituida en la Republica de Bolivia). Para facilitar las explicaciones de las variaciones en las cuentas del balance general y en las del estado de ganancias y pérdidas, los estados financieros de Matreq Ferreyros S.A. han sido excluidos de los estados financieros consolidados al 30-09-03 y 30-09-02, mostrados en los anexos 1 y 2.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del tercer trimestre del 2003 ascendieron a S/. 178.6 millones, en comparación con S/. 173.8 millones del tercer trimestre del 2002, un incremento de 2.8 %.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

En conjunto, las ventas de productos principales (máquinas Caterpillar, motores Caterpillar, equipos agrícolas y automotriz) y de alquiler de equipos fueron inferiores a las del tercer trimestre del 2002 en 20.1 %. Esta disminución se explica, principalmente, por menores ventas de equipos Caterpillar a la gran minería (en el tercer trimestre del 2003 dichas ventas ascendieron a S/. 3.1 millones, en comparación de S/. 13.0 millones del mismo período del año anterior). Sin embargo, la disminución de las ventas de máquinas Caterpillar a la gran minería fue compensada con un aumento de 14.1 % de las ventas de repuestos y servicios, las cuales fueron efectuadas, en su mayor parte, a dicho sector económico.

UTILIDAD BRUTA.- La utilidad bruta del tercer trimestre del 2003 ascendió a S/. 47.7 millones (26.7% de las ventas netas), en comparación con la obtenida en el mismo período del año anterior que fue de S/. 49.2 millones (28.3% de las ventas netas), una disminución de 3.0%, debido, principalmente, a que el margen bruto porcentual obtenido en la venta de repuestos Caterpillar en el tercer trimestre del 2003 fue menor que el obtenido en el mismo período del año anterior, como consecuencia de un aumento importante de las ventas a la gran minería, las cuales, por ser operaciones de gran volumen, tienen márgenes bastante menores que las efectuadas a clientes de otros sectores económicos. En el tercer trimestre del 2002, las ventas de repuestos Caterpillar a clientes de otros sectores económicos tuvo una mayor incidencia en la venta total de la Compañía.

OTROS INGRESOS DE OPERACIÓN.- En el tercer trimestre del 2002 se registró en este rubro ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el tercer trimestre del 2003 no se registraron ingresos por este concepto.

GASTOS DE VENTAS Y ADMINISTRACION.- Los gastos de venta y administración en el tercer trimestre del 2003 ascendieron a S/. 32.5 millones en comparación con S/. 31.2 millones del mismo período del año anterior, un incremento de 4 %, debido a lo siguiente:

a) A un aumento de sueldos y jornales otorgado a los trabajadores de la Compañía a partir del mes de julio, para restituir parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación monetaria de los últimos cinco años.
b) A un aumento de los gastos de apoyo "in situ" a las empresas de la gran minería, con la finalidad de promover mayores ventas de repuestos y servicios.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo e intereses moratorios de cuentas por cobrar a clientes. Los ingresos financieros del tercer trimestre del 2003 ascendieron a S/. 4.6 millones en comparación con S/. 5.9 millones del mismo período del año anterior, una reducción de 21.3%, debido, principalmente, a una

FERREYROS S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

disminución de intereses de ventas a plazo, como consecuencia de una reducción de las ventas de productos principales financiadas por la Compañía. Al respecto, cabe señalar que, a partir del presente ejercicio, la Compañía ha endurecido los requisitos para el otorgamiento de crédito a los clientes, a fin de mantener un bajo índice de morosidad en su cartera de cuentas por cobrar. La disminución de los ingresos financieros en el presente ejercicio se compensará en años futuros con un menor gasto por provisión para cuentas de cobranza dudosa.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 8.4 millones en el tercer trimestre del 2003 en comparación con S/. 11.6 millones del mismo período del año anterior, una disminución de 27.9 %, debido a: i) una disminución de los pasivos por S/. 104.8 millones (el pasivo promedio en el tercer trimestre del 2003 fue de S/. 479.3 millones, en comparación con S/. 584.1 millones del mismo período del año anterior), ii) una disminución de las tasas de interés tanto en el mercado financiero nacional como internacional.

OTROS INGRESOS (EGRESOS).- En el tercer trimestre del 2003, en este rubro se registró un egreso neto de S/. 0.7 millones en comparación con un ingreso neto de S/. 0.6 millones del mismo período del año anterior, una diferencia de S/. 1.3 millones. En el tercer trimestre del 2003, se registraron en este rubro, principalmente, los siguientes conceptos: i) un egreso por S/. 1.0 millones relacionado con una venta de valores, y ii) un ingreso neto de S/. 0.3 por otros conceptos. Por otra parte, en el tercer trimestre del 2002 se registraron en este rubro, básicamente, las siguientes transacciones: i) un ingreso de S/. 0.2 millones por venta de activos fijos; y ii) un ingreso de S/.0.4 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el tercer trimestre del 2003, el REI dio una utilidad de S/. 0.5 millones en comparación con el REI del mismo período del año anterior que arrojó una pérdida de S/. 9.1 millones. La utilidad por REI del tercer trimestre del año 2003 se explica por un aumento del valor de los activos no monetarios, como consecuencia de una inflación de 0.5%. En dicho período no se registró ni utilidad ni pérdida en cambio, debido a que no hubo fluctuación significativa en el tipo de cambio. La pérdida por REI del tercer trimestre del año 2002 se explica, principalmente, por una devaluación de 3.8%, que generó una pérdida en cambio que no pudo ser compensada con la utilidad obtenida en la

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

actualización de los activos no monetarios, debido a que la inflación fue de solamente 1.7%.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del tercer trimestre del 2003 y 2002 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

GASTOS EXTRAORDINARIOS (neto de participaciones e impuesto a la renta).- El importe de S/. 1.5 millones registrado en el tercer trimestre del 2003 incluye una provisión para desvalorización de existencias con más de un año de antigüedad, así como de mercadería recuperada como consecuencia de resoluciones de contratos de compra venta. En este último caso la provisión para desvalorización esta constituida por la diferencia entre el costo del equipo registrado en el momento de la venta y su valor de mercado determinado en el momento de la resolución del contrato de compra venta.

UTILIDAD NETA.- La utilidad neta del tercer trimestre del 2003 ascendió a S/. 5.0 millones en comparación con S/. 0.3 millones del mismo período del año anterior, un incremento de 1488.0%, debido a una disminución de gastos financieros, utilidad por REI y menores gastos extraordinarios, lo cual permitió compensar la menor utilidad bruta, los menores ingresos financieros y los mayores gastos de ventas y administración así como incrementar la utilidad neta en S/. 4.7 millones.

ANALISIS DEL BALANCE GENERAL

Al 30-09-03 el total de pasivos ascendió a S/. 489.9 millones en comparación con S/. 469.9 millones al 30-06-03, un incremento de S/.20.0 millones. Por otra parte, el total de activos al 30-09-03 ascendió a S/. 750.6 millones en comparación con S/. 726.0 al 30-06-03, un aumento neto de S/. 24.6 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento del saldo de caja en S/. 11.6 millones debido a cobranzas de los últimos días del mes de septiembre. Estos fondos han sido utilizados los primeros días del mes de octubre para pagar obligaciones con proveedores e instituciones financieras.

b) Disminución de Cuentas por Cobrar Comerciales, a corto y largo plazo, por S/. 19.6 millones, debido a: i) disminución de S/.16.9 por cuentas por cobrar entregadas en sobrecolateral a un patrimonio fideicometido constituido por la Compañía, para titulización de cuentas por cobrar (ver mayor explicación en el siguiente punto); y ii) disminución de S/.2.7 millones por aumento de la provisión para cobranza dudosa.

c) Aumento de Cuentas por Cobrar no Comerciales por S/. 45.8 millones, que se explica por: i) un incremento de S/. 43.0 millones por sobrecolateral entregado a patrimonios fideicometidos constituidos por la Compañía para titulizaciones de cuentas por cobrar; y ii) otros

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

aumentos netos por S/.2.8 millones. Respecto a lo indicado en el punto i), es importante mencionar que el patrimonio fideicometido constituido para la titulización de cuentas por cobrar originadas en ventas de repuestos y servicios, emitió un bono de US$15 millones, que vence el próximo mes de diciembre, y otro de US$4 millones, que vence en el 2005. La Compañía transfiere mensualmente nuevas cuentas por cobrar a este patrimonio y retiene los fondos de la cobranza de las cuentas por cobrar transferidas en el pasado, constituyéndose así un "revolving" de activos titulizados. Según contrato y dado que se acerca la fecha de vencimiento del bono por US$15 millones, la Compañía ha dejado de retener el 100% de los fondos cobrados y viene entregando al patrimonio recursos para constituir un fondo de pago. Al cierre del mes de septiembre, el importe de estas entregas ascendía a US$7.5 millones, lo cual puede considerarse como una amortización de dicho bono. No obstante, la Compañía ha seguido transfiriendo nuevas cuentas por cobrar que podrían ser utilizadas en el futuro para respaldar nuevas emisiones de bonos, incluso las cuentas por cobrar titulizadas han sido incrementadas en US$5 millones en el tercer trimestre del 2003. La diferencia entre las cuentas por cobrar en poder del patrimonio (US$32.3 millones al 30-09-03 y US$28.3 millones al 30-06-03) y el saldo del bono (US$11.5 millones al 30-09-03 y US$19 millones al 30-06-03) constituye un sobrecolateral y se registra como Cuentas por Cobrar no Comerciales.

d) Reducción del Inventarios por S/. 12.9 millones, debido a las ventas del período y a una disminución de compras de productos principales en la Compañía Matriz (actualmente, se compra, básicamente, unidades con venta asegurada).

e) Incremento neto del Activo Fijo por S/. 2.9 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 9.7 millones por adquisición de equipos de alquiler para renovación de la flota antigua , ii) disminución de S/. 4.3 millones por transferencias de equipos de la flota de alquiler al rubro inventario; iii) una disminución de S/. 5.9 millones por aumento de la depreciación acumulada; y iiii) otros aumentos por S/.3.4 millones.

ENDEUDAMIENTO Y LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-09-03 es de 1.61, mayor que el ratio corriente de 1.51 al 30-06-03.

El ratio de apalancamiento financiero al 30-09-03 es de 1.77, en comparación con 1.73 al 30-06-03 y 1.96 al 31-12-02. El ligero aumento del ratio de apalancamiento en el tercer trimestre del 2003 de debe a una disminución en el financiamiento de ciertos activos de la Compañía a través del mecanismo de la titulización.

La conformación de las obligaciones de la Compañía al 30 de septiembre del 2003 se muestra en el anexo 4.

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A. Y SUBSIDIARIAS

Estado de Ganancias y Pérdidas **(sin incluir Matreq Ferreyros)**

(En miles de soles constantes)

	3T 03	%	2T 03	%	3T 02	%	3T 03/ 2T 03 %	3T 03/ 3T 02 %	Acumulado al 30-9-2003	%	Acumulado al 30-9-2002	%	Variación %
Ventas Netas	**178,643**	100.0	**228,107**	100.0	**173,834**	100.0	-21.7	2.8	580,792	100.0	567,937	100.0	2.3
Costo de Ventas	-130,916	-73.3	-175,127	-76.8	-124,618	-71.7	-25.2	5.1	-438,456	-75.5	-424,512	-74.7	3.3
Utilidad en ventas	47,727	26.7	52,980	23.2	49,216	28.3	-9.9	-3.0	142,336	24.5	143,425	25.3	-0.8
Otros ingresos operacionales	-0	-0.0	0	-	1,765	1.0	n/a	-100.0	1,893	0.3	3,184	0.6	-40.6
Utilidad Bruta	47,727	26.7	52,980	23.2	50,981	29.3	-9.9	-6.4	144,229	24.8	146,610	25.8	-1.6
Gastos de Venta y Administración	-32,513	-18.2	-34,610	-15.2	-31,263	-18.0	-6.1	4.0	-99,138	-17.1	-99,593	-17.5	-0.5
Utilidad en operaciones	**15,214**	8.5	**18,369**	8.1	**19,718**	11.3	-17.2	-22.8	**46,091**	7.8	**47,016**	8.3	-4.1
Ingresos Financieros	4,690	2.6	4,121	1.8	5,957	3.4	13.8	-21.3	12,394	2.1	18,484	3.3	-32.9
Gastos Financieros	-8,394	-4.7	-7,854	-3.4	-11,642	-6.7	6.9	-27.9	-24,230	-4.2	-34,605	-6.1	-30.0
Otros Ingresos (Egresos), neto	-747	-0.4	2,609	1.1	592	0.3	n/a	n/a	1,362	0.2	1,952	0.3	-30.3
Utilidad antes de Resultado por exposición a la *inflación*	**10,763**	6.0	**17,246**	7.6	**14,624**	8.4	-37.6	-26.4	**34,617**	6.0	**32,848**	5.8	5.4
Ganancia (Pérdida) por Exposición a la Inflación	482	0.3	-121	-0.1	-9,139	-5.3	n/a	n/a	6,275	1.1	-14,955	-2.6	n/a
Utilidad (pérdida) *antes* de Participaciones Impuesto a la Renta e interes minoritario	**11,246**	6.3	**17,125**	7.5	**5,486**	3.2	-34.3	105.0	**40,892**	7.0	**17,893**	3.2	128.5
Participaciones	-1,116	-0.6	-1,440	-0.6	-597	-0.3	-22.5	87.0	-3,750	-0.6	-1,657	-0.3	126.2
Utilidad (pérdida) antes de Impuesto a la Renta e interes minoritario	**10,129**	5.7	15,685	6.9	4,889	2.8	-35.4	107.2	37,142	6.4	16,236	2.9	128.8
Impuesto a la Renta	-3,630	-2.0	-4,745	-2.1	-1,956	-1.1	-23.5	85.6	-12,299	-2.1	-5,198	-0.9	136.6
Interes minoritario	0	-	0	-	0	-	n/a	n/a	0	-	0	-	n/a
Utilidad (pérdida) *neta* antes de Gastos extraordinarios	**6,499**	3.6	**10,940**	4.8	**2,933**	1.7	-40.6	121.6	**24,843**	4.3	**11,037**	1.9	125.1
Gastos extraordinarios	-1,473	-0.8	-5,639	-2.5	-2,616		-73.9	-43.7	-8,529	-1.5	-4,208	-0.7	102.7
Utilidad neta	**5,026**	2.8	**5,301**	2.3	**317**	0.2	-5.2	1,488.0	**16,314**	2.8	**6,829**	1.2	138.9

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
MERCKAMP MOLINARI
Central de Administración
Control de Gestión

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Datos del Balance General
(En miles de soles constantes)

	30-09-03	30-06-03	31-12-02	Variación % 30/6/03 31/3/03	Variación % 30/6/03 31/12/02
Caja y bancos	39,936	28,396	34,994	40.6	14.1
Cuentas por cobrar comerciales	50,810	66,445	50,944	-23.5	-0.3
Cuentas por cobrar no comerciales	92,323	47,053	43,412	96.2	112.7
Inventarios	220,011	232,978	254,544	-5.6	-13.6
Otros activos corrientes	7,743	9,863	6,248	-21.5	23.9
Activo Corriente	**410,823**	**384,735**	**390,143**	6.8	5.3
Cuentas por cobrar comerciales a largo plazo	29,888	33,876	29,829	-11.8	0.2
Inmueble, maquinaria y equipo					
Equipo de alquiler	107,469	104,896	96,604	2.5	11.2
Otros activos fijos	326,233	322,045	311,676	1.3	4.7
	433,702	426,941	408,280	1.6	6.2
Depreciación acumulada	-170,605	-166,808	-157,056	2.3	8.6
Inmueble, maquinaria y equipo, neto	263,097	260,133	251,224	1.1	4.7
Inversiones	41,935	41,998	61,182	-0.1	-31.5
Otros activos no corrientes	4,890	5,293	22,117	-7.6	-77.9
Activo no Corriente	**339,810**	**341,300**	**364,351**	-0.4	-6.7
Total Activo	**750,633**	**726,035**	**754,494**	3.4	-0.5
Deuda de corto plazo	218,220	218,377	264,537	-0.1	-17.5
Otros pasivos corrientes	36,760	36,738	32,885	0.1	11.8
Pasivo corriente	**254,980**	**255,115**	**297,422**	-0.1	-14.3
Deuda de largo plazo	234,958	214,806	209,642	9.4	12.1
Total Pasivo	**489,938**	**469,921**	**507,064**	4.3	-3.4
Ganancias diferidas	5,158	5,898	5,840	-12.6	-11.7
Interes minoritario	0	0	0		
Patrimonio	**255,537**	250,216	**241,590**	2.1	5.8
Total Pasivo y Patrimonio	**750,633**	**726,035**	**754,494**	3.4	-0.5
Otra Informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	25,008	16,584	38,818		
UAIDA	**92,384**	56,273	**112,805**		
Ratios Financieros					
Ratio corriente	1.61	1.51	1.31		
Apalancamiento Financiero	1.77	1.73	1.96		
Valor contable por acción	1.25	1.55	1.49		

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

14/11/200315:04SET03C.XLS

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones (sin incluir Matreq Ferreyros)

(En miles de soles constantes)

	3T 03	%	2T 03	%	3T 02	%	3T 03/ 2T 03 %	3T 03/ 3T 02 %	Acumulado al 30-9-03	%	Acumulado al 30-9-02	%	Variación %
Caterpillar													
Gran minería	3,194	1.8	37,071	16.3	13,067	7.5	-91.4	-75.6	48,658	8.4	34,367	6.1	41.6
Otros	9,490	5.3	28,267	12.4	10,640	6.1	-66.4	-10.8	61,449	10.6	84,416	14.9	-27.2
	12,684	7.1	**65,338**	28.6	**23,707**	13.6	-80.6	-46.5	110,107	19.0	118,783	20.9	-7.3
Equipos	6,722	3.8	6,609	2.9	3,066	1.8	1.7	119.2	19,516	3.4	20,356	3.6	-4.1
Automotriz	2,062	1.2	2,920	1.3	2,278	1.3	-29.4	-9.5	8,521	1.5	2,884	0.5	195.5
	21,468	12.0	**74,866**	32.8	**29,052**	16.7	-71.3	-26.1	**138,144**	23.8	**142,022**	25.0	-2.7
Repuestos y servicios	135,283	75.7	117,705	51.6	118,604	68.2	14.9	14.1	364,735	62.8	350,521	61.7	4.1
Alquileres	8,446	4.7	9,418	4.1	10,671	6.1	-10.3	-20.8	25,211	4.3	24,724	4.4	2.0
Unidades usadas	5,113	2.9	9,628	4.2	4,132	2.4	-46.9	23.8	19,193	3.3	17,723	3.1	8.3
Otras ventas de subsidiarias	8,333	4.7	16,488	7.2	11,375	6.5	-49.5	-26.7	33,509	5.8	32,947	5.8	1.7
Total	**178,643**	100.0	**228,106**	100.0	**173,834**	100.0	-21.7	2.8	**580,792**	100.0	**567,937**	100.0	2.3

	Acumulado al 30-9-2003
Minería	65.6%
Construccion	5.5%
Hidrocarburos y petróleo	8.5%
Agricultura	3.4%
Pesca	2.7%
Transporte	1.8%
Gobierno	1.5%
Otros	11.0%
Total	100.0%

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS

ANEXO 4

Conformación del Pasivo al 30 de setiembre del 2003

(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	5,425	3,720	425	1,280
Papeles Comerciales	2,951	2,951		
Proveedores:				
Caterpillar	46,819	46,112	559	148
Otros	16,514	15,124	962	428
Bonos corporativos	30,000			30,000
Caterpillar Financial Services	38,724	-	3,121	35,603
Total	140,433	67,907	5,067	67,459

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual y Consolidada

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2003	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1010	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Setiembre del año 2003 y 31 de Diciembre del año 2002
(En miles de nuevos soles)

Codigo	Activo	Notas	Al 30 de Setiembre 2003	Al 31 de Diciembre 2002
	Activo Corriente			
1D0101	Caja y Bancos	0	39,936	35,019
1D0102	*Valores Negociables (neto de provisión acumulada)*	0		
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	50,810	62,517
1D0104	Cuentas por Cobrar a Vinculadas	0		
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)	0	92,323	42,707
1D0106	Existencias (neto de provisión acumulada)	3	220,011	269,168
1D0108	Activos por Instrumentos Financieros Derivados	0		
1D0107	Gastos Pagados por Anticipado	0	7,743	4,873
1D01ST	**Total Activo Corriente**		410,823	414,274
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	0	29,888	27,111
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0		
1D0203	Otras Cuentas por Cobrar a Largo Plazo	0		
1D0209	Existencias	0		
1D0204	Inversiones Permanentes (neto de provisión acumulada)	0	41,935	41,646
1D0210	Activos por Instrumentos Financieros Derivados	0		
1D0211	Inversiones en Inmuebles	0		
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	263,097	274,544
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)	0	806	18,243
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo	0	4,084	3,695
1D0212	Crédito Mercantil	0		
1D0208	Otros Activos	0		
1D02ST	**Total Activo No Corriente**		339,810	385,239
1D020T	**TOTAL ACTIVO**		750,633	779,513

Pasivo y Patrimonio	Notas	Al 30 de Setiembre 2003	Al 31 de Diciembre 2002	Codigo
Pasivo Corriente				
Sobregiros Bancarios	0	23,236	28,501	1D0306
Préstamos Bancarios	0	0		1D0307
Cuentas por Pagar Comerciales	0	177,336	209,368	1D0302
Cuentas por Pagar a Vinculadas	0			1D0303
Otras Cuentas por Pagar	0	36,760	34,536	1D0304
Parte Corriente de las Deudas a Largo Plazo	0	17,649	44,008	1D0305
Pasivos por Instrumentos Financieros Derivados	0			1D0308
Total Pasivo Corriente		254,980	316,413	1D03ST
Pasivo No Corriente				
Deudas a largo plazo	0	234,958	215,891	1D0401
Cuentas por pagar a vinculadas	0			1D0402
Pasivos por Instrumentos Financieros Derivados	0			1D0405
Ingresos Diferidos (netos)	0	5,158	5,718	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0			1D0404
Total Pasivo No Corriente		240,116	221,609	1D04ST
Total Pasivo		495,096	538,022	1D040T
Contingencias	6			1D0501
Interés minoritario	0	0	0	1D0502
Patrimonio Neto				
Capital	0	227,755	182,873	1D0701
Capital adicional	0		41,028	1D0702
Acciones de Inversión	0			1D0703
Resultados no realizados	0			1D0708
Excedente de Revaluación	0	10,313	11,650	1D0704
Reservas Legales	0	4,897	3,826	1D0705
Otras Reservas	0	0	0	1D0706
Resultados Acumulados	0	12,572	2,114	1D0707
Efecto acumulado por reexpresión a moneda extranjera	0			1D0709
Total Patrimonio Neto		255,537	241,491	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		750,633	779,513	1D070T

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Por el Trimestre específico del 1 *de Julio al 30 de* Setiembre de 2003	Por el Trimestre específico del 1 *de Julio al 30 de* Setiembre de 2002	Por el Periodo acumulado del *1 de Enero al 30* de Setiembre de 2003	Por el Periodo acumulado del *1 de Enero al 30* de Setiembre de 2002
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	0	175,102	165,341	580,583	507,642
Otros Ingresos Operacionales	0	873	4,115	4,077	17,221
Total de Ingresos Brutos		**175,975**	**169,456**	**584,660**	**524,863**
Costo de Ventas (Operacionales)	0	-128,248	-115,628	-438,514	-368,093
Otros costos operacionales	0				
Total Costos Operacionales		-128,248	-115,628	-438,514	-368,093
Utilidad Bruta		**47,727**	**53,828**	**146,146**	**156,770**
Gastos Operacionales					
Gastos de Ventas	0	-17,883	-11,566	-55,399	-46,458
Gastos de Administración	0	-14,630	-21,621	-45,418	-59,128
Provisión por perdidas por desvalorización de activos	0				
Utilidad Operativa		**15,214**	**20,641**	**45,329**	**51,184**
Otros Ingresos (gastos)					
Ingresos Financieros	0	4,690	6,199	12,447	18,979
Gastos Financieros	0	-8,394	-12,619	-24,918	-36,908
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0				
Ganancia o pérdida por instrumentos financieros derivados	0				
Otros Ingresos	0			2,392	
Otros Gastos	0	-747	-362	0	-29
Efecto acumulado por cambios en las políticas contables	0				
Resultado por Exposición a la Inflación	0	482	-8,442	5,642	-15,665
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**11,245**	**5,417**	**40,892**	**17,561**
Participación de los trabajadores corrientes y diferidos	0	-1,116	-597	-3,750	-1,657
Impuesto a la Renta corriente y diferido	0	-3,630	-1,956	-12,299	-5,198
Resultado antes de Gastos Extraordinarios		**6,499**	**2,865**	**24,843**	**10,706**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	-1,473	-2,616	-8,529	-4,208
Resultado antes de Interes Minoritario		**5,026**	**248**	**16,314**	**6,498**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**5,026**	**248**	**16,314**	**6,498**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**5,026**	**248**	**16,314**	**6,498**
Utilidad (pérdida) básica por acción común	7	0.024517	0.001532	0.088941	0.040148
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2003 y 2002
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2003 al 30 de Setiembre de 2003	Del 1 de Enero de 2002 al 30 de Setiembre de 2002
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	*Venta de bienes o servicios e ingresos operacionales*	0	538,353	596,557
3D0110	Honorarios y comisiones	0	3,105	10,128
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)	0		
3D0111	Dividendos (no incluidos en la actividad de inversión)	0		
3D0112	Regalías	0		
3D0104	Otros cobros de efectivo relativos a la actividad	0	11,544	11,092
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios	0	-446,368	-290,706
3D0105	Remuneraciones y beneficios sociales	0	-70,858	-64,941
3D0106	Tributos	0	-8,133	-10,023
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0		
3D0113	Regalías	0		
3D0108	Otros Pagos de efectivo relativos a la actividad	0	-11,707	-20,078
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D01ST	**Provenientes de Actividades de Operación**		**15,936**	**232,029**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes	0	17,108	
3D0209	Prestamos a vinculadas	0		
3D0202	Venta de inmuebles, maquinaria y equipo	0	1,366	3,084
3D0203	Venta de activos intangibles	0	17,202	
3D0210	Intereses y rendimientos	0		
3D0211	Dividendos	0	14	
3D0204	Otros cobros de efectivo relativos a la actividad	0		3,269
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes	0		-22
3D0212	Prestamos otorgados a vinculadas	0		
3D0206	Compra de inmuebles, maquinaria y equipo	0	-7,978	-9,877
3D0207	Compra y desarrollo de activos intangibles	0		
3D0208	Otros pagos de efectivo relativos a la actividad	0		
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D02ST	**Provenientes de Actividades de Inversión**		**27,712**	-3,546
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios	0	2,322	
3D0308	Aumento de prestamos bancarios	0		
3D0301	Emisión de acciones o nuevos aportes	0		
3D0309	Venta de acciones en tesorería	0		
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	130,691	279,521
3D0303	Otros cobros de efectivo relativos a la actividad	0		
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios	0	-423	
3D0313	Amortización o pago de préstamos bancarios	0		
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-125,395	-449,117
3D0310	Recompra de acciones propias (acciones en tesorería)	0		
3D0311	Intereses y rendimientos	0	-25,447	
3D0305	*Dividendos*	0	-2,492	-20
3D0306	Otros pagos de efectivo relativos a la actividad.	0	-24,263	-34,521
	Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de			
3D03ST	***Actividades de Financiamiento***		-45,007	-204,137
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		-1,359	**24,346**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	35,019	32,521
3D0403	Resultado por Exposición a la Inflación	0	6,276	-16,418
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**39,936**	**40,449**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2003 y 2002
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2003 al 30 de Setiembre de 2003	Del 1 de Enero de 2002 al 30 de Setiembre de 2002
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio	0	16,314	6,498
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0609	Provisión de cuentas de cobranza dudosa	0	10,683	
3D0610	Provisión por desvalorización de existencias	0	12,056	
3D0611	Provisión por fluctuación del valor de los valores e inversiones	0	128	
3D0612	Depreciación del ejercicio	0	24,461	29,306
3D0613	Provisión por pérdida en el valor de uso de los activos	0		
3D0614	Amortización y castigo de activos intangibles	0	547	
3D0615	Provisión para protección del medio ambiente	0		
3D0616	Amortización de otros activos	0		
3D0604	Provisiones diversas	0		12,696
3D0606	Pérdida en venta de valores e inversiones permanentes	0	1,534	
3D0617	Pérdida en venta de inversiones en inmuebles	0		
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo	0		
3D0618	Pérdida en venta de activos intangibles	0		
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	0		
3D0621	Efecto acumulado por cambios en las políticas contables	0		
3D0607	Pérdida por activos monetarios no corrientes	0		
3D0608	Otros	0	23,616	35,559
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0703	Utilidad en venta de valores e inversiones permanentes	0		
3D0706	Utilidad en venta de inversiones en inmuebles	0		-591
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	0	-313	
3D0707	Utilidad en venta de activos intangibles	0		
3D0704	Resultado por Exposición a la Inflación	0	-6,276	16,418
3D0708	Impuesto a la renta y participación de los trabajadores diferidos	0	-382	
3D0705	Ganancia por pasivos monetarios no corrientes	0		
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0710	Efecto acumulado por cambios en las políticas contables	0		
3D0711	Otros	0	-14,880	
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-35,097	23,030
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0		
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	0	2,484	-5,797
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0		
3D0804	(Aumento) Disminución en Existencias	0	14,096	40,078
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	0	-4,882	-6,124
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-24,952	72,022
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0		
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	0	-3,201	8,934
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0		
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		15,936	232,029
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores	0	0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
3D0903	Compensación de pasivos corrientes	0	0	0
3D0904	Compensación de pasivos no corrientes	0	0	0
3D0905	Capitalización de acreencias u obligaciones	0	0	0
3D0906	Revaluación de activos	0	0	0
3D0907	Aportes de capital en bienes	0	0	0

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2003 y 2002
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
4D0101	**Saldos al 1ero. de enero de 2002**	178,048	45,849	0	0	11,650	5,473	0	-8,022	0	232,999
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0104	3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	0	0
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0114	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0109	10. Capitalización de partidas patrimoniales	4,821	-4,821	0	0	0	0	0	0	0	0
4D0110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	6,498	0	6,498
4D0116	13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	101	0	101
4D01ST	**Saldos al 30 de Setiembre de 2002**	**182,869**	**41,028**	**0**	**0**	**11,650**	**5,473**	**0**	**-1,423**	**0**	**239,598**
4D0201	**Saldos al 1ero. de enero de 2003**	182,873	41,028	0	0	11,650	3,826	0	2,114	0	**241,491**
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0204	3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	-2,490	0	-2,490
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0214	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0209	10. Capitalización de partidas patrimoniales	44,882	-41,028	0	0	-1,337	0	0	-2,516	0	1
4D0210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	16,314	0	16,314
4D0216	13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,071	0	-850	0	221
4D02ST	**Saldos al 30 de Setiembre de 2003**	**227,755**	**0**	**0**	**0**	**10,313**	**4,897**	**0**	**12,572**	**0**	**255,537**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Código	Descripción	Observaciones	2003
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	205000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	79417
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	9695
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	473
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	480
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	170605
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	31368
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL		
Total Activo IGUAL a:	750,633	779,513
- Total Pasivo+Patrimonio	750,633	779,513
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS				
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	580,583		507,642	
Otros Ingresos Operacionales	4,077		17,221	
Ingresos Financieros	12,447		18,979	
Otros Ingresos	2,392		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-438,514		-368,093	
Otros costos operacionales	0		0	
Gastos de Administración	-45,418		-59,128	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-55,399		-46,458	
Gastos Financieros	-24,918		-36,908	
Otros Gastos	0		-29	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	-8,529		-4,208	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital Adicional	Acciones de Inversión	Resultados no Realizados	Excedente de Revaluación	Reserva Legal	Otras Reservas
Saldos iniciales de Estado de Cambios del periodo actual IGUALES a:	182,873	41,028	0	0	11,650	3,826	0
Saldos del Balance General del periodo anterior	182,873	41,028	0	0	11,650	3,826	0
Consistencia: ==>							
Saldos finales del Estado de Cambios del periodo actual IGUALES a:	227,755	0	0	0	10,313	4,897	0
Saldos del Balance General del periodo actual	227,755	0	0	0	10,313	4,897	0
Consistencia: ==>							

Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a:	16,314	6,498
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	16,314	6,498
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual IGUAL a:	35,019
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	35,019
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual IGUAL a:	39,936
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	39,936
Consistencia: ==>	

Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a:	16,314	6,498
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	16,314	6,498
Consistencia: ==>		
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación IGUAL a:	15,936	232,029
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	15,936	232,029
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR EL PERIODO TERMINADO EL 30 DE SETIEMBRE DEL 2003

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Índices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Índices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado el 30 de setiembre del 2003, ha sido 1.0 %.

2) PRINCIPIO DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus Subsidiarias, después de eliminar los saldos y las transacciones de importancia entre las compañías del grupo que se detallan a continuación:

	Porcentaje de propiedad
Orvisa Sociedad Anónima	100.0%
Motorindustria S.A.	100.0%
Fiansa S.A.	100.0%
Unimaq S.A.	100.0%
Depósitos Efe S.A.	100.0%
Domingo Rodas S.A.	100.0%
Heavy Machinery Services Limited	100.0%

El 1° de abril del 2003, la Compañía vendió su participación de 98.98% en el capital social de Matreq Ferreyros S.A., una empresa constituida en la República de Bolivia.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

3) REDUCCION DEL VALOR DE LAS EXISTENCIAS A SU VALOR NETO REALIZABLE

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	S/.000
Saldo inicial	14,046
Adiciones del periodo	11,868
Aplicaciones por ventas	-12,073
Castigos	-4,146
Saldo final	9,695

4) INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros cambios (*)	Saldos Finales
Costo :			(miles de nuevos soles)			
Terreno	61,921	118	(1,489)	-	-11,370	49,180
Edificios y otras construcciones	95,074	649	(28)	534	-6,907	89,322
Instalaciones	16,958	230	(82)	203		17,309
Maquinaria y equipo	122,479	4,681	(2,922)	2,647	-3,736	123,149
Maquinaria y equipo-						-
flota de alquiler	94,149	23,379		(4,227)	-5,832	107,469
Unidades de transporte	9,143	237	(358)	(215)	-622	8,185
Unidades de transporte-						-
flota de alquiler	8,409	-		(352)		8,057
Muebles y enseres	27,413	1,783	(215)	(44)	-927	28,010
Trabajos en curso	3,718	291		(871)	-117	3,021
	439,264	31,368	(5,094)	(2,325)	-29,511	433,702
Depreciación acumulada						
Edificios y otras construcciones	24,656	2,030		(4)	-1,638	25,045
Instalaciones	9,059	793	(95)		0	9,757
Maquinaria y equipo	69,868	11,139	(1,569)	(944)	-3,381	75,113
Maquinaria y equipo					0	-
flota de alquiler	30,073	7,583		(6,930)	-1,467	29,259
Unidades de transporte	7,621	476	(583)	(270)	-337	6,907
Unidades de transporte					0	-
flota de alquiler	2,339	509		(51)	0	2,797
Muebles y enseres	21,104	1,508	(206)	(6)	-671	21,729
	164,720	24,038	(2,453)	(8,205)	-7,495	170,605
Costo neto	274,544					263,097

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

(*) Incluye costo y depreciación acumulada correspondiente a los saldos iniciales de Matreq Ferreyros S.A., subsidiaria vendida en el mes de abril del 2003 (Nota 2).

5) DEUDA POR TITULOS EMITIDOS

Durante el periodo del 2003, la Compañía emitió y colocó a través de la Bolsa de Valores de Lima Bonos Corporativos e instrumentos financieros denominados papeles comerciales. Al 30 de setiembre del 2003, las obligaciones por estos conceptos son las siguientes

Concepto	Fecha emisión	Fecha redención	Importe pendiente de pago	Precio de colocación %
Papeles comerciales:			US $ Dólares	
Tercera emisión del primer programa de instrumentos de corto plazo Ferreyros-serie B	16/01/2003	11/01/2004	3,000	96.3125 (a)
Bonos corporativos:				
Cuarta emisión de Bonos Ferreyros-serie A	29/08/2002	29/08/2005	15,000	A la par
Cuarta emisión de Bonos Ferreyros-serie B	07/04/2003	07/04/2006	10,000	A la par
Cuarta emisión de Bonos Ferreyros-serie C	25/07/2003	25/07/2006	5,000	A la par
Total bonos corporativos			30,000	
Total			33,000	

(a) Bajo la par.

6) CONTINGENCIAS Y COMPROMISOS

Al 30 de setiembre del 2003, la compañía tiene las siguientes contingencias tributarias:

a) En el mes de noviembre del enero del 2001, la Compañía presentó un recurso de reclamación al Tribunal Fiscal en relación a una Resolución de Sunat por la cual fija en casi un millón de soles más la suma de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

En el mes de febrero del 2003, el Tribunal Fiscal resolvió declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley 27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento.

b) Como resultado de la revisión efectuada por la Sunat del ejercicio 2000:

- En el mes de febrero del 2003, la Compañía recibió una Resolución de Multa por S/. 1.7 millones, que incluía intereses por S/. 0.5 millón, por supuesto tributo omitido en el pago de regularización del impuesto a la renta correspondiente al ejercicio 2000. La Compañía presentó un recurso de reclamación contra dicha Resolución ante la Administración Tributaria, la cual resolvió declarándolo infundado. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

- En el mes de abril del 2003, la Compañía recibió acotaciones tributarias por Impuesto a la Renta e Impuesto General a las Ventas por S/. 2.0 millones y S/. 1.0 millón, respectivamente, incluidos multas e intereses. La Compañía ha presentado ante el Tribunal Fiscal un recurso de reclamación contra dichas resoluciones.

Por otra parte, al 30 de setiembre del 2003, la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US $1.6 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía.

Adicionalmente, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 5.2 millones, que garantizan operaciones de compra de terceros.
b) Fianzas bancarias a favor de entidades financieras por US$ 4.5 millones que garantizan transacciones diversas.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

7) UTILIDAD POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera:

		Trimestres terminados el		Periodos terminados el	
		30-09-03	30-09-02	30-09-03	30-09-02
Utilidad neta	S/.	5,026,000	248,000	16,314,000	6,498,000
Promedio ponderado del Número de acciones		205,000,000	161,850,384	183,425,192	161,850,384
Utilidad neta por acción	S/.	0.02	0.001	0.089	0.04

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida, la misma que se determina cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916